Item 3.11: Trading Services, Facilities and Rules

Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

MATCHING SYSTEM: Rather than matching orders continuously as they arrive at the matching engine (as in a continuous limit order book) the ATS periodically holds auctions designed to seek an optimal matching between buyers and sellers across all eligible orders. As part of this mechanism, Subscribers can enter Limit Orders or Peg Orders in single securities or, by the use of Expressive Bidding, specify execution instructions that span a pair of securities. Expressive Bidding allows External Users to express constraints on a pair of orders to fit their business specific execution and or risk management objectives. As explained in Part III Item 7, Expressive Orders are comprised of Target Orders sent via FIX by Subscribers; Bidder Logic (computer code specifying constraints); and Bidder Inputs to complement the Bidder Logic as it may apply to a given Target Order. Auctions are multilateral: one or more buyers can match against one or more sellers. Within a given auction the mechanism computes per-security uniform transaction prices that apply to all buyers and sellers of that security. The ATS matching mechanism is a call auction in that order matching happens at a specific point in time. All NMS stocks are eligible to trade in the ATS, with the exception of any NMS stocks that cannot be processed by the ATS's clearing or trade reporting partners. Eligibility is subject to procedures described in Part III Item 10 (Opening Procedure).

DISTRIBUTED POINT OF PRESENCE SYSTEM: The Operator maintains a distributed and time-synchronized PoP system at multiple data centers for order entry and market data intake (see also Item III, Part 5 above for further information on the PoP system). Although matching happens at a centralized location, Subscribers can enter orders at any PoP. PoP arrival timestamps dictate order eligibility. Orders received at a PoP by a Cutoff Timestamp (the "Cutoff" or "Cutoff Time") selected by the ATS for a given auction are eligible for matching in that auction; orders received after the Cutoff are not eligible until the next auction. By using PoP arrival timestamps (rather than matching engine arrival timestamp) as described below, the distributed PoP system endeavors to promote equality of access to Subscribers with systems located in different geographies. The Operator is commencing operation of the ATS with a single PoP in Equinix NY5 at 800 Secaucus Road, Secaucus, New Jersey 07094.

ORDER ENTRY AND EXECUTION PROCESS: PoPs apply high precision (recorded in nanoseconds) timestamps to orders as they arrive. After receiving a timestamp, orders proceed to the matching engine located at Equinix NY5 in Secaucus, NJ. Orders are eligible for all auctions with a Cutoff Time greater than or equal to their PoP timestamp. The Cutoff Time is also used as a basis for computing NBBO (see Part III Item 23). Aside from the determination of orders' eligibility, the auctions have no notion of time priority (i.e. all orders participating in the same auction are on parity from a time perspective). Price priority and share allocation proceeds per the mechanism described in Part III Item 11(c).

Because orders require time to propagate from their entry PoP to the matching engine, the matching engine pauses for a duration (the "Buffer Window" or "Buffer") long enough to allow the arrival of market data from the SIP as well as orders from all PoPs before commencing an auction. The duration of the Buffer Window is calibrated based on measured historical and real-time network latencies and may change over time but will remain on the order of milliseconds or tens of milliseconds. This Buffer seeks to prevent orders entered at PoPs further (in the sense of network transmission time) from the matching engine from experiencing a time disadvantage relative to PoPs closer to the matching engine. Execution report dissemination uses a similar system as described in Part III Item 21.

Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

The core mechanism underlying execution on the ATS is the combinatorial call auction process. This auction process uses a matching optimization formula that considers orders in all securities in a given auction simultaneously in an effort to identify mutually beneficial matches between buyers and sellers across the ATS's entire market.

AUCTION PROCEDURE: In summary, auctions consist of the following steps: 0) "Auction Preprocessing": the OneChronos ATS analyzes orders, Conditional Indications, and market data (all received prior to the start of this step) for conditional counterparty liquidity and sends Conditional Invitations, as described in Part III Item 14. Conditional Indications and orders received after the start of this step will not be processed until Auction Preprocessing for the subsequent auction. 1) "Initialization Time": an auction Cutoff Time (as defined in the following paragraph) which is randomly chosen per the procedure described below as the start of an auction; 2) "Auction Network Buffer" (or "Buffer"): this Buffer is intended to allow orders and market data enough time to arrive from distant PoPs as described in Part III Item 11(a). More specifically, the Buffer allows sufficient time for orders and market data to arrive from the furthest (measured in network transmission time) PoP from the matching engine. The length of the Buffer can vary based on expected transmission times, but would typically be on the order of milliseconds or tens of milliseconds; 3) "Match Optimization": ATS systems evaluate Expressive Orders and run the combinatorial matching process, which determines prices and share allocations across all symbols; 4) "Post Auction Network Buffer": upon completion of the Match Optimization process, the matching engine broadcasts auction results to all PoPs. Each PoP waits until a pre-determined time (which always precedes the following auction's Cutoff), to distribute

execution reports, thereby providing a synchronized dissemination of such data externally. As with the Auction Network Buffer, the length of the Post Auction Network Buffer can vary based on expected transmission times, but would typically be on the order of milliseconds or tens of milliseconds; 5) "Data Dissemination": at the conclusion of the Post Auction Network Buffer period, PoPs communicate auction results in the form of execution reports to external parties, including Subscribers, the ATS's direct clearing provider, and the Trade Reporting Facility.

The complete lifecycle of these steps spans a timescale of less than 100 milliseconds. Auctions occur at discrete "Cutoff Times", following the completion of the prior auction lifecycle, drawn at random within a range of 20 milliseconds to 200 milliseconds from the previous auction. When the Auction Network Buffer has elapsed, the matching engine establishes auction eligibility per the PoP arrival timestamps as described in Part III Item 11(a). At this point, Market Inputs used by Expressive Orders and the data used for constructing NBBO is final. See Part III Item 23 under MEASUREMENT OF MARKET DATA AND NBBO for a detailed explanation of NBBO construction. All ATS timestamps, including those that appear on execution/trade reports, are recorded in nanoseconds.

AUCTION ELIGIBILITY: the ATS accepts orders and Conditional Indications (Conditional Indications are described in Part III Item 9). Subscribers can send cancellation requests for resting orders and Conditional Indications. Cancellation requests received and timestamped before the Cutoff Time have immediate effect. Cancellation requests received after the Cutoff Time but before the completion of the auction cycle do not have effect until the following cycle (and therefore the order may still participate in the auction notwithstanding the cancellation request). The order entry system removes the referenced order from the matching engine as soon as the next auction window opens if the order is still present (not filled) and rejects it otherwise. With regards to a partial fill, the residual quantity is treated as the maximum fill quantity for the order in subsequent auctions, unless its time-in-force instructions dictate that it be cancelled.

RISK CONTROLS: After determining auction eligibility (per Part 3 Item 11(a)) and selecting market data (per Part 3 Item 23) upon the completion of the Auction Network Buffer, the ATS carries out a series of pre-match market quality and risk checks. These consist of testing for locked and crossed markets (rules for trading during locked and crossed markets follow later in this section), verifying that user configured risk checks pass, and flagging "clearly erroneous orders" as ineligible. For Subscriber controlled risk checks, the following parameters are configurable within the bounds established by the ATS (see Part III Items 7 and 8 for minimum and maximum values): 1) Total notional value maximums per order; 2) Total quantity maximums per order; 3) Symbol restrictions; 4) Short sale restrictions; 5) Self-Trade prevention by MPID and/or FIX session;

As an additional risk control, orders with External User-supplied prices 10% or more aggressive than the NBBO are not eligible for participation. The ATS rejects orders for which this is true at the time of submission. Subscribers can configure this behavior to be more restrictive (i.e. less than 10%) but not less restrictive (i.e. greater than 10%). The ATS may also enforce share quantity and notional value constraints according to maximums put in place by the ATS's clearing provider.

MATCH OPTIMIZATION: After identifying a set of eligible, risk checked orders, matching of firm orders can proceed (Conditional Indications are not evaluated during this phase). Matching is conducted via a uniform clearing price combinatorial auction - a form of mathematical optimization that attempts to match one or more buyers with one or more sellers in a fashion that maximizes the chosen objective(s) while enforcing constraints. Because orders can include constraints that span securities (e.g., buy A if and only if an accompanying order for B gets filled) the optimization process must run over all securities simultaneously. The optimization procedure includes a rule that the solution found must respect the constraints placed on orders by participants (e.g. price limits, volume ratios) as well as the market wide constraints placed by the ATS (e.g., ensuring that aggregate buy fill volume equals aggregate sell fill volume on a security-by-security basis).

The ATS optimization process consists of multiple optimization techniques (see "Additional Details on Optimization" below) that attempt to maximize the following two objectives:

1) Aggregate Price Improvement: the optimization attempts to maximize the total price improvement realized across all orders eligible to participate in the auction, incorporating both price per share and number of shares filled. For an individual order to buy or sell a single security, "Price Improvement Dollars" refers to the difference between the limit price on the order and the auction clearing price (i.e. the price at which the order is filled) for the given security, times the quantity filled. For an Expressive Order to buy and/or sell multiple securities simultaneously, price improvement refers to differences in limit prices and clearing prices for each respective security, summed across all securities times the quantities filled. See below under "Priority and Price Formation Example" for information on treatment of NBBO. When considering a crossed buy and sell order for a security, Price Improvement Dollars can be calculated as the difference between limit prices for the two orders. Aggregate Price Improvement represents the sum of Price Improvement Dollars across all eligible orders under consideration for a given optimization solution, and across all securities. As a result, it is possible that an order (i.e. Standard Order or Expressive Order) may receive lower match priority in favor of an Expressive Order containing a less aggressively priced Target Order in the same security. This can occur if and only if prioritizing the less aggressive order results in greater Aggregate Price Improvement to a given auction (see a specific example lower in this section under heading: Priority And Price Formation Example). In other words, maximizing Aggregate Price Improvement is the dominant and first objective of the optimization.
2) Volume: as a secondary objective, the optimization attempts to maximize the total share volume cleared in aggregate across all securities.

Each optimization technique evaluates these two objectives in succession, producing one or more sets of potential executions ("solutions"). The solution with the highest value of the first objective is selected. In the event multiple solutions have an equal value for the first objective, the solution with the highest value of the second objective is selected. A solution that represents the largest value of the objective function possible is known as globally optimal. Given finite computing resources obtaining globally optimal solutions is not always possible. Furthermore, globally optimal solutions are not always unique in that

multiple solutions might yield identical values for the optimization objective. The ATS is designed such that solutions: a) do not violate constraints placed on orders by users or the global constraints placed by the ATS, such as those described below under "LOCKED AND CROSSED MARKETS" and those in Part III Item 20; and b) are optimal amongst the solutions explored during the optimization process. In the event that multiple solutions are equally optimal (i.e., have equal values for both the first and second objectives), any candidate in the set of equally optimal solutions may be selected based on which solution maximizes filled shares in Custom Counterparty Groups, which solution maximizes the average fill size of each execution, or a solution may be chosen randomly. The tie-breaking logic is the same for all Subscribers and in all cases does not consider the identity of Subscribers or the identities of their respective clients.

Once a solution to the optimization is identified, clearing prices are determined for each symbol. A solution to the optimization represents a matching of buyers to sellers for which it is possible to find a list of per-security auction clearing prices (the "price vector"). For a given auction, all orders selected for participation via the solution to the optimization receive fills at the same clearing price on a per-security and, where applicable, a per-Custom Group (see below) basis. A given output to the optimization might yield more than one possible set of clearing prices (solution). When more than one possible set of clearing prices is identified, the ATS then uses a secondary procedure that seeks to identify distinct per-security clearing prices at the middle of the feasible range of clearing prices. In the absence of a two-sided quote (measured as described in Part III Item 23) the optimizer uses the last trade price (also measured as described in Part III Item 23) instead of the midpoint. The optimization solution represents a matching of buyers and sellers and is the mechanism for establishing order priority and share allocation.

When orders with identical sets of constraints enter the auction (e.g. Limit Orders for the same security at the same limit price with no further constraints) an individual optimization technique may treat them as components of a single, larger "synthetic" order. When this approach results in a partially filled synthetic order (i.e. when there is insufficient volume on the contra side to fill the entire synthetic order), allocation to constituent orders happens via a randomized round-robin mechanism. Round-robin allocation is equivalent to: 1) Assigning a random sequencing to all constituent orders; 2) Allocating a random number of shares (up to 100 shares at a time) to constituent orders according to the random sequence, honoring all constraints (e.g. maximum quantity); 3) Repeating step 2 above until the supply of available contra shares runs out.

In the case where only Limit Orders and Peg Orders with no further constraints (i.e. beyond price / quantity constraints) are eligible to participate for a given security (in a given auction), the ATS match process behaves the same as described above.

CUSTOM COUNTERPARTY GROUPS: As described in Part III Item 14, the ATS offers functionality for Subscribers to specify Custom Groups of counterparties against which to execute on an order-by-order basis. The optimization logic for determining which orders execute, and at what price, is the same for orders within a Custom Group as for orders outside the Custom Group. Subscribers may provide an execution instruction on their Custom Group order to specify whether they would like their order to only execute against

other orders in the Custom Group (which is also the default behavior if no instruction is provided), or to allow some or all of their order's fillable quantity to be executed outside of the Custom Group (i.e. in cases where not all of the order's fillable quantity can be executed within the Custom Group). The number of shares executed within Custom Groups is used as a tie-breaker in the optimization process described in Part 3 Item 11 under the MATCH OPTIMIZATION heading.

All orders in a given security that do not execute as part of a Custom Group will execute at the same price in a given auction. Given the different set of counterparty liquidity within Custom Groups, Custom Group orders may receive executions at different (i.e. potentially better or worse) prices than orders not in that particular Custom Group. As also discussed in Part III Item 14, orders may participate in multiple Custom Groups simultaneously. In this scenario, an order may be executed at unique prices per Custom Group in which it executes. As discussed in Part III Item 21, the OneChronos ATS submits one trade report per price per symbol per auction.

ADDITIONAL DETAILS ON OPTIMIZATION: Combinatorial auctions belong to a class of computationally intensive search and optimization tasks known as non-deterministic polynomial-time (NP) hard problems. Given that problem instances (auctions) could allow for varying degrees of complexity and therefore computational requirements, they cannot always be exhaustively evaluated. Accordingly, the ATS uses time and resource bounded optimization techniques whereby computational resources are utilized over a period of time lasting on the order of 10s of milliseconds. The amount of resources to be used for a given auction optimization cycle is fixed a priori and arrived at without knowledge of the orders participating in a given auction cycle. Between auctions, the total amount of resources available for optimization may fluctuate as a function of historical and expected future need for computational resources. While these optimization techniques are intended to improve the efficacy of the matching process, they might not identify a globally optimal solution in every scenario. Specifically, the optimizer makes decisions about the allocation of finite computing resources to exploring subsets of the solution space in ways that might leave portions of the search space unexplored.

To ensure that the optimization techniques utilized by the ATS do not result in a "worse" overall outcome for Subscribers than if the ATS utilized individual security-by-security order books for matching securities, every auction includes a "lower bounding" procedure. The lower bounding procedure is deterministic and works by computing the value of the hierarchical objective strictly considering the components of Limit Orders, and Peg Orders. This produces a similar set of outcomes as a traditional per-security call auction would if it were to use a similar matching objective. As such, it places a deterministic lower bound on the performance of the optimization. A solution found through this deterministic search process is selected if it maximizes the objective function more than other solutions found by the optimization process.

PRIORITY AND PRICE FORMATION EXAMPLE: Illustrative examples of the ATS optimization, and price assignment procedure follow.

Example 1: Basic Bilateral Fill Order 1: Buy 100 @ $10.01 Order 2: Sell 100 @ $10.00

Orders 1 and 2 will fill 100 shares @ 10.005. Any price in the interval [$10.00, $10.01] is a valid clearing price that will maximize price improvement. In the absence of these other constraints, OneChronos will fill at the midpoint of the clearing price range.

Example 2: Basic Multilateral Fill Order 1: Buy 100 @ $10.01 Order 2: Buy 100 @ $10.01 Order 3: Sell 200 @ $10.00

Orders 1 and 2 will fill 100 shares at $10.005. Order 3 will fill 200 shares @ 10.005.

Example 3: Pairs Expressive Bidding Order 1: Buy 100 ABC @ $10.01 (Order #1 of a Pair Order from Subscriber A) Order 2: Sell 100 XYZ @ $30.00 (Order #2 of a Pair Order from Subscriber A) Order 3: Sell 100 ABC @ $10.00 (from Subscriber B) Order 4: Buy 100 XYZ @ $30.01 (from Subscriber C)

In this example, Subscriber A has entered a pairs order using the Expressive Bidding functionality, and has specified via Bidder Logic that both orders should fill, or neither order should fill. Since there is contra interest on both sides, Orders 1 & 3 will match at $10.005 (as in Example #1), and similarly, Orders 2 and 4 will match at $30.005.

Example 4: Multilateral Limit Order Fill Order 1: Sell 100 shares, midpeg, @ $20.33 Order 2: Buy 25 shares, limit @ $20.40 Order 3: Buy 25 shares, limit @ $20.36 Order 4: Buy 50 shares, limit @ $20.35 NBBO: $20.32 x $20.35

In this example, all four orders will fully fill at $20.3425. The midpoint of the NBBO is $20.335, which is more passive than the sell order's limit price of $20.33, therefore the effective limit price of the sell order becomes $20.335. All buy orders' limit prices are at or more aggressive than the NBO of $20.35, so their effective prices are each $20.35. The range of clearing prices is then [$20.335, $20.35]. Any fill price in this interval will result in an aggregate price improvement of $~~3~~2, so the midpoint of the range is chosen.

The aggregate price improvement is calculated as follows:

(($20.3425 - $20.33) * 100) + (($20.~~40~~35 - $20.3425) * 25) + (($20.~~36~~35 - $20.3425) * 25) + (($20.35 - $20.3425) * 50) = $~~3~~2

LOCKED AND CROSSED MARKETS: The ATS flags securities as locked or crossed at the start of each auction using the NBBO "snapshot" created using the procedure described in Part III Item 23(a) "MEASUREMENT OF MARKET DATA AND NBBO." Because the time scales on which auctions run (10s of milliseconds) are much longer than the duration of a typical locked market (< 100 microseconds) the ATS allows Subscribers to specify via a port level setting if their orders for locked securities should remain eligible for the auction. Subscribers making this election might receive executions during a locked market. The default setting permits executions during locked markets. The ATS does not execute trades in crossed securities as measured by the process described in Part III Item 23. Securities that were not crossed at the time of measurement (i.e. at the Cutoff Time) but become crossed during the auction may still receive fills.

EXECUTION ERRORS: The Operator maintains Written Supervisory Procedures that include procedures for handling execution errors. Execution errors may be the result, for

example, of an ATS system failure, an error on the part of an ATS Subscriber, or an error in data (e.g. NBBO) provided to the ATS and used in executing a trade. In any of these cases, ATS personnel contact all Subscribers party to the transaction or transactions affected by the error and determine the appropriate course of action. If all Subscribers party to the trade wish to keep the trade in place and applicable FINRA, SEC, and SRO rules allow, no action is taken and the trade is processed. If one or more of the Subscribers wishes to break or correct a trade, the Operator may accordingly cancel or issue corrections for erroneous trades. If the Operator determines a transaction to be a bona fide error, the Operator may in its sole discretion accept erroneous legs of a transaction into an error account maintained with the Operator's clearing provider. The Operator promptly trades out of any positions it takes into the error account via execution services offered by its clearing provider. The CCO reviews all activity in the Operator's error account on a monthly basis to ensure that the account maintains a zero balance and that the account is only used for bona fide errors.

Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Item 3.19: Fees

Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The commissions charged for using the ATS are calculated on a per-share basis. As discussed in this section, the commission rate is dependent on the type of transaction, as well as the origin of the order, as discussed below, with discounts available based on a Subscriber's total traded quantity over the course of a calendar month. In the event that none of the pricing described in this section applies to an execution, the execution will be charged a commission of $0.0010 per executed share. The commission structure is the same for all Subscribers, outside of Custom Groups, Expressive Orders and Firm Up Orders.

CUSTOM GROUPS, EXPRESSIVE ORDERS AND FIRM UP ORDERS: The ATS does not have a standard commission schedule associated with Custom Groups, Expressive Orders or Firm Up Orders. Execution of Firm Up Orders, Expressive Orders or orders executed in a Custom Group are charged commissions in a range from $0 per share to $0.0015 per share. The commissions associated with Custom Group, Expressive Orders and Firm Up Order executions are at a negotiated rate, and the negotiated rate for a Custom Group execution, Expressive Order execution and Firm Up Order execution may be subject to different negotiated commission rates with a single Subscriber. Factors considered when negotiating commissions change from time to time and may include but are not limited to historical trading volumes and patterns, anticipated trading volumes and patterns, and the characteristics of the orders (for example, how frequently marketable the orders are, size of orders, breadth of symbols, resting times, origin of the order flow (retail or institutional), etc). The commissions charged for Custom Group, Expressive Order or Firm Up Order executions may be re-evaluated from time to time.

RETAIL: Additionally, there is no commission charged for executions on orders that the Subscriber has attested, on an order-by-order basis, as originating from retail flow. This is irrespective of whether or not the executions occur inside of a Custom Group.

INTRODUCTORY DISCOUNTS: As discussed in Item 19c, the Operator may offer an introductory discount period, pertaining to new Subscribers, new functionality, existing Subscribers' initial use of existing functionality, or material changes in existing Subscribers' use of existing functionality (see Item 19c) for which the Operator determines the discount amount and length of the discount period. The discounted commissions will generally be between $0.0000 and $0.00050015 per share. The length of the discount period will generally be 3 to 6 months, subject to revision at the Operator's discretion (e.g. based upon onboarding progress).

FEE PASSTHROUGH: In addition to the commissions described above, the Operator passes through certain regulatory fees it is assessed (e.g. Section 31 fees, and Trading Activity Fees) to Subscribers. The OneChronos ATS is the CAT Executing Broker for both the buyer

and the seller on all trades it executes and the Operator is charged CAT fees accordingly, which it then passes through to Subscribers.

OTHER: The ATS does not charge Subscribers for network connectivity, access, or execution data.

Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

No such fees are charged; no additional services are bundled with the use of the ATS.

Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

INTRODUCTORY DISCOUNTS:

The Operator may offer five types of introductory discounts, at its discretion, as described in Item 19a. Discounts may be available:

1) To new Subscribers to the ATS, in the form of discounted commissions on their executions.
2) When the Broker-Dealer Operator introduces new functionality (e.g., order types, order instructions) in the form of discounted commissions on executions resulting from the new functionality.
3) When an existing Subscriber is using existing functionality (e.g., order types, order instructions) for the first time.
4) When an existing Subscriber changes their usage of existing functionality in a way that materially increases anticipated activity on the platform (for example, increasing the number of symbols traded, average order size, price aggressiveness, duration of orders).
5) When an existing Subscriber sends an entirely new category of flow to the ATS (e.g, if a Subscriber enables a new trading strategy, if a Subscriber routes flow for a new client to the ATS, or if a Subscriber routes qualitatively distinct (e.g. retail) flow to the ATS).

In all of the above cases, the amount of the discount, and the amount of time for which the discount applies may be negotiated with an individual Subscriber, but will be in line with the ranges discussed in Item 19a. Factors involved in determining the amount of discount and the time for which the discount applies include but are not limited to the Subscribers anticipated volume, the characteristics of their orders (for example the number of symbols traded, average order size, amount of price improvement, duration of orders), and their usage of new ATS functionality.

VOLUME-BASED TIERING:

The Operator offers volume-based tiering where Subscribers can pay lower commissions, as follows:

If a Subscriber's total traded volume for a calendar month is greater than or equal to 5% of OneChronos total matched volume for the calendar month, the Subscriber will incur a commission of $0.0007 per share.

If a Subscriber's total traded volume for a calendar month is greater than or equal to 7% of OneChronos total matched volume for the calendar month, the Subscriber will incur a commission of $0.0005 per share.

The Base Rate commission (i.e., the rate charged in the event no discounts/other pricing apply) of $0.0010 is the same for all Subscribers. ~~Any~~Until October 31, 2025, any discount will be calculated retroactively on all shares traded for that calendar month. Beginning on November 1, 2025, any discounts will be established and disclosed to the Subscriber at the beginning of a calendar month and will apply prospectively only to shares traded on the ATS during that month. Discounts will not be applied retroactively. In the event the execution is eligible for a lower commission by way of other pricing described in this section (for example, if the retail pricing applies, or the execution is in a Custom Group with a lower negotiated commission), the lower commission will apply. Subscribers' traded volume and OneChronos matched volume are computed as the sum of total shares traded/matched across all securities.

BD - AMENDMENT
~~04/24~~07/03/2025

BD – DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

YES

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%

A – 5% but less than 10% C – 25% but less than 50% E – 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
DAN, BERNARD WILLIAM	I	CEO	12/2016	NA	Y	N	2421761
~~DORSEY, MICHAEL THOMAS~~	~~I~~	~~CHIEF COMPLIANCE OFFICER~~	~~03/2022~~	~~NA~~	~~N~~	~~N~~	~~2560077~~
JOHNSON, STEPHEN DAVID	I	DIRECTOR	12/2016	NA	Y	N	6766611
KHANDROS, VLAD	I	DIRECTOR	06/2024	NA	N	N	5008812
LITTLEPAGE, KELLY C	I	DIRECTOR	12/2016	NA	Y	N	5557711
OCX GROUP INC	DE	SOLE MEMBER	12/2016	E	Y	N	47-4149392
RIP, OLGA	I	FINOP, PRINCIPAL FINANCIAL OFFICER, PRINCIPAL OPERATIONS OFFICER	01/2025	NA	N	N	5440553
<u>SCHRETZMAN, ADITI CHAWLA</u>	<u>I</u>	<u>CHIEF LEGAL OFFICER AND CHIEF COMPLIANCE OFFICER</u>	<u>07/2025</u>	<u>NA</u>	<u>Y</u>	<u>N</u>	<u>5162824</u>
SUTH, RICHARD JR	I	DIRECTOR	03/2017	NA	N	N	2164733